December 29, 2004

Mail Stop 0409

Gerald J. Riehsen, III
Executive Vice President
Behringer Harvard Opportunity REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas  75001

Re:	Behringer Harvard Opportunity REIT I, Inc.
	Registration Statement on Form S-11 Filed November 30, 2004 Registration No. 333-120847

Dear Mr. Riehsen:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering shares to be offered under a dividend reinvestment plan to investors in the offering. Please tell us supplementally whether persons who become shareholders other than by participating in the offering may purchase shares through the dividend reinvestment plan, and, if so, whether you intend to distribute to those persons a separate prospectus relating solely to the dividend reinvestment plan. Please also tell us supplementally whether you intend to keep updated and distribute the prospectus included in this registration statement so long as offers and sales are being made under the dividend reinvestment plan or if you intend to use a separate prospectus relating solely to the dividend reinvestment plan. In either case, if you do intend to distribute a separate prospectus relating to the dividend reinvestment plan, please amend the registration statement to include that prospectus, which should include a reasonably detailed description of the plan in addition to all disclosure required by Form S-11.
2. Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

3. Please note that any sales literature that is to be used in connection with this offering, including the items listed on page 156, must be submitted to us supplementally prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

4. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please tell us supplementally how the repurchases of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M and provide us an analysis of how the repurchases should be treated under Rule 13e-4 and Regulation 14E of the Exchange Act. See T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004).

5. We note your disclosure that you may participate in private offerings of tenant-in-common interests sponsored by Behringer Harvard Holdings or its affiliates and that you may contractually agree to purchase any tenant-in-common interests that Behringer Harvard Holdings is unable to sell to third parties. We also note that Behringer Harvard REIT I, Inc.`s Form S-11 contains identical disclosure regarding its participation in tenant-in-common offerings sponsored by Behringer Harvard Holdings and in its most recent post-effective amendment it disclosed that substantially all of its property acquisitions were through these offerings.

Please supplementally provide your analysis as to why Behringer Harvard Holdings should not be a co-registrant of this offering to the extent a substantial amount of the proceeds of this offering will be used to purchase these tenant-in-common interests. Please refer to Rule 140 of the Securities Act of 1933.

Cover Page

6. We note the disclosure regarding your intention to apply to list the shares on the NASDAQ. Please refer to the note to Item 202 of Regulation S-K and revise accordingly.

7. Refer to the paragraph beginning with "[n]o one is authorized to make any statement about this offering different from those that appear in this prospectus." This information is not appropriate for the cover page because it is not required by Item 501 of Regulation
S-K and does not appear to be key to an investment decision. Please remove this paragraph from the cover page.

Suitability Standards, page 1

8. Please remove the cross reference and include the suitability requirements of specific states in this section. Refer to Item 2 of
Industry Guide 5.

Prospectus Summary, page 1

Certain Summary Risk Factors, page 2

9. Please include a risk factor discussing the likelihood that you may make distributions to investors from the proceeds of the offering, thereby further reducing the amount of proceeds to be invested in properties.

10. Refer to the fifth bullet point on page 3. Please revise to state the formula for determining the number of common shares that will be issued upon conversion of the convertible stock.
Currently,
the magnitude of the dilution risk is not clear in the summary.

Description of Properties to be Acquired, page 4

11. Please revise to explain what you mean by "opportunistic investment strategy."

12. Please provide the basis for your belief that your shorter targeted holding period and higher debt "will provide a rate of return superior to comparable companies."

Dividend Policy, page 5

13. Please explicitly state that the proceeds from this offering may be used to make distributions to investors. Also, please clarify that your taxable income may exceed available cash even after you have achieved cash flow from operations, and that you may need to borrow funds in order to make required distributions. Disclose that distributions in any period may constitute a return of capital to investors.

Conflicts of Interest, page 5

14. Refer to the third bullet point on page 6. Supplementally, please tell us the portion of fees payable to your advisor and its affiliates that Robert Behringer will be entitled to receive by virtue of his ownership interests in those entities.

15. Please revise the last bullet point to identify the affiliate of your advisor that holds the convertible stock. Also, please disclose
Robert Behringer`s interest in that entity.

16. Please revise footnote (4) to state the percentage of your outstanding common stock that Behringer Harvard Holdings will own after the public offering, assuming both the minimum and the maximum number of shares are sold.

Share Redemption Program, page 11

17. The disclosure in this section consists of one lengthy paragraph with a number of lists embedded in paragraph form. As a result, the disclosure is dense and difficult to follow. Please revise to break up the disclosure into more than one paragraph. Also, use bullet points instead of embedded lists.

Other Behringer Harvard Programs, page 13

18. Please supplementally advise us whether Behringer Harvard Mid-Term Fund I or Behringer Harvard Short-Term Fund I intend to conduct follow-on offerings in 2005.

19. Please supplementally advise us why you have not included
Behringer Harvard Mid-Term Fund I or Behringer Harvard Short-Term
Fund I in the table.

20. Please revise the "Investment Objectives" row to more clearly distinguish the two offerings. We note that while there appear to be no substantive differences between the programs, the format of the disclosure may cause an investor to conclude otherwise.

21. Please revise the "Compensation of Advisor and Affiliates for Services" row to reflect the different asset management fees.

Questions and Answers About this Offering, page 17

22. Your Q&A section contains a significant amount of information that is already disclosed in the prospectus summary. Please revise to eliminate redundant disclosure.

23. Please include disclosure regarding tenant-in-common investments, including control, distribution and liquidation rights.

Q: How are you different from your competitors who offer unlisted finite-life public REIT or real estate limited partnership units?, page 18

24. Please clarify the meaning of "defined exit strategies." Does this refer to the listing or liquidation of the entire company, or exit strategies with respect to each particular property?

Risk Factors, page 26

25. Please include risk factors on the following risks:
* Risks relating to your focus on riskier investments in volatile, low barriers to entry markets and your strategy to employ a higher level of debt than comparable programs;
* The risks that the advisor will have to allocate opportunities, including properties and tenants, among affiliated entities that have almost identical investment strategies;
* The risk that the convertible shares may be worth 15% of the excess of your enterprise value over the sum invested by the shareholders plus a 10% annual return;
* The risk that your investment policies and strategies may be changed without shareholder consent;
* The risks of joint venture investments;
* The restricted ability of the company to replace the property manager or the advisor for poor performance;
* Risks specific to your targeted investments, including properties in low barrier to entry and or deteriorated markets;
* Potential securities liability in connection with 1031 tenant-in-common transactions;
* If applicable, that a substantial portion of your portfolio may be in office properties and in the form of tenant-in-common interests;
and
* Each of the other public programs advised by affiliates of your advisor have experienced losses in the current fiscal year and prior fiscal year.
We may suffer from delays in locating suitable investments, which could adversely affect the return on your investment, page 26
26. Please clarify that the Behringer Harvard programs have investment objectives and strategies substantially similar to yours.

Until proceeds from this offering are invested and generating operating cash flow sufficient to pay dividends to our stockholders, we intend to pay all or a substantial portion of our distributions from available capital in anticipation of future cash flow which may reduce the amount of capital we ultimately invest and negatively impact the value of your investment, page 36

27. Please clarify in the header and the risk factor that "available capital" refers to the proceeds of this offering.

We intend to incur mortgage indebtedness and other borrowings, which may increase our business risks, page 42

28. Please disclose your 75% debt policy and reference your earlier statement that you will incur a higher level of debt than comparable companies.

Estimated Use of Proceeds, page 52

29. Please include disclosure that a portion of the proceeds may be used to make distributions to investors and that such distributions would reduce the amount of proceeds available for investment in properties below 84.3%.

Management, page 55

30. Please disclose the duties of your executive officers.

Affiliated Companies, page 67

31. Please disclose the circumstances in which you are permitted to engage a party other than HPT Management to provide leasing services.

32. Please disclose the management obligations of HPT Management that are being performed by Trammell Crow and those that are not.

Management Compensation, page 69

33. Please provide disclosure on fees to be paid to Behringer
Harvard
Holding in connection with 1031 tenant-in-common offerings for which you will agree to purchase any unsold interests.

Conflicts of Interest, page 77

      Interests in Other Real Estate Programs, page 77

34. Please disclose, when identified, whether your independent directors are independent directors of other Behringer programs.

Competition in Acquiring Properties, page 78

35. Please revise the header to reference competition in finding tenants and in selling properties.

36. Please provide more detailed disclosure regarding conflicts of interest in acquiring and leasing properties. In particular, please disclose whether the individuals responsible for identifying properties for acquisition or tenants for leasing are the same for each Behringer program. Please also discuss the similarities in property types and tenants targeted by the Behringer programs. Please include a discussion of the potential conflicts of interest in the event that each of the Behringer programs is required to liquidate.

      Receipt of Fees and Other Compensation by Our Advisor and its
Affiliates, page 79

37. Please include disclosure regarding the conflicts created by your participation in the private offerings of tenant-in-common interests by Behringer Harvard Holdings, including a discussion of fees that will be paid to Behringer Harvard Holdings.

Investment Objectives and Criteria, page 82

	Acquisition and Investment Policies, page 82

38. Considering that you currently have not identified any properties for acquisition, please tell us the basis for your belief that three to six years is the "optimal period to enable [you] to capitalize on the potential for increased income and capital appreciation of [your] properties."

Section 1031 Tenant-in-Common Transactions, page 88

39. Supplementally, please tell us the exemption from registration that the Behringer Harvard Exchange Entities will rely upon for the private placement of tenant-in-common interests.

	Making Loans and Investments in Mortgages, page 90

40. Please disclose whether you have policies on investing in construction loans, loans secured by leasehold interests or junior loans.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 95

41. In light of your stated strategy to use levels of debt higher than comparable companies to finance your operations, please discuss the potential impact of rising interest rates on your business.

42. Please conform your discussion of your working capital reserves to disclosure elsewhere in the prospectus that discloses the percentage of offering proceeds you intend to hold in capital reserve. For example, refer to footnote 5 on page 53.

Liquidity and Capital Resources, page 96

43. Please discuss whether or not you intend to pay distributions prior to having cash flow from property operations and the expected source of any such distributions.

Prior Performance Summary, page 99

44. Please clarify the type of property interest owned by the Behringer programs. If not held in fee simple, please disclose the percentage owned and whether they are tenant-in-common, limited partnership or general partner interests.

Private Programs, page 102

45. We note your disclosure that "some of these programs" have endured adverse business conditions, and your examples that follow.
Please confirm that you have disclosed all major adverse business conditions of these programs.

46. Please discuss the losses suffered by each of your other public programs for the prior fiscal year and the current fiscal year or advise us why you do not consider these major adverse business conditions.

Federal Income Tax Considerations, page 105

	Opinion of Counsel, page 105

47. Please revise the Morris, Manning & Martin opinion. The opinion should in substance provide that the company is organized in conformity with the REIT tax requirements and its proposed method of operation as described in the prospectus will enable it to meet the requirements for qualification and taxation as a REIT. Please also limit counsel`s reliance on assumptions and representations to factual matters.

Description of Shares, page 128

Dividends, page 132

48. Refer to the first full paragraph on page 133, which discusses payment of dividends in anticipation of cash flow that you have not yet received. Please revise to refer to these payments as "distributions" rather than dividends, since the payments do not reflect income earned.

	Share Redemption Program, page 134

49. Please disclose whether redemption requests that are not accepted in a particular period are automatically cancelled or are considered in the next redemption period.

Plan of Distribution, page 147

Minimum Offering, page 150

50. Please revise to state whether shares purchased by your executive officers and directors, or the executive officers and directors of your affiliates, will count toward the minimum offering amount.

	Volume Discounts, page 151

51. Please disclose who is responsible for monitoring the application of volume discounts. Please disclose whether discounts are automatically applied or require further action by the investor.

Supplemental Sales Material, page 156

52. Please include the detail required by Item 19B of Industry
Guide
5 with respect to any supplemental sales material to be used in the offering.

Legal Matters, page 156

53. We note your statement that neither Venable nor Morris Manning
&
Martin purport to represent stockholders or potential investors, who should consult their own counsel. This statement may suggest that investors cannot rely on the legal opinions of these firms and therefore is inappropriate. Please revise to omit this disclaimer from your prospectus.

Prior Performance Tables

54. Please consider updating your prior performance tables as of the latest interim period in your next amendment to the Registration
Statement on Form S-11, as applicable, and advise us.

Table I, A-2

55. We note that you have included programs for which offerings have been initiated since January 1, 1995. Instruction 1 to Table I in Guide 5 requests information only for programs the offering of which closed in the most recent three years. Please tell us why you have provided information beyond the scope of Guide 5 or revise the tables to limit the disclosure. Similarly address the scope of Tables II,
III, and IV.

	Table V, A-29

56. Please supplementally advise us why the excess of cash over expenditures disclosed for Harvard Property Parkside and Harvard Property (UP) is significantly different than the disclosure in Behringer Harvard REIT I, Inc.`s post-effective amendment filed December 7, 2004.

Financial Statements and Notes

Note 1. Organization, page F-5

57. Please consider disclosing the structure of Behringer Harvard
Opportunity OP I and the significant terms of the operating partnership agreement consistent with your disclosures on pages
144-
146 or elsewhere in the filing and advise us.

Note 2 Summary of Significant Accounting Policies, page F-5

58. Please refer to the disclosure on page 7 relating to your ownership structure. Please revise the note to explain, and advise us, how you account for your investment in BHO Partners, LLC and Behringer Harvard Opportunity OP I, LP, and refers us to the GAAP literature that supports your policy. Also, disclose the percentage ownership held by the REIT in these entities.

59. Please disclose your accounting policy for organizational and offering costs.

Part II

Exhibit 8.1

60. Please revise the third and fifth paragraphs of the opinion to clarify that counsel may rely on information and representations as to factual matters only.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Andrew Mew at (202) 942-2913 or Jorge
Bonilla,
Reviewing Staff Accountant, at (202) 942-1993 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan, Attorney-Advisor, at (202) 824-
5445, or me at (202) 942-1960 with any other questions.



Sincerely,



Karen J. Garnett
      Assistant Director



cc:	Rosemarie Thurston, Esq. (via facsimile)
      Morris, Manning & Martin, LLP

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Behringer Harvard Opportunity REIT I, Inc.
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